Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued (i) our report dated March 23, 2012, with respect to the consolidated financial statements of Windsor Permian LLC, (ii) our report dated May 1, 2012, with respect to the financial statements of Windsor UT LLC, and (iii) our report dated April 24, 2012, with respect to the statements of revenues and direct operating expenses of working and revenue interests of certain oil and gas properties owned by Gulfport Energy Corporation, contained in the Registration Statement and Prospectus of Diamondback Energy, Inc. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts”.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

August 17, 2012